Guangshen Railway Company Limited
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                                  ANNOUNCEMENT


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The Company received notice from the Parent Company that a candidate for director of the fourth session of the Board and a candidate for supervisor of the fourth session of the Supervisory Committee have retired recently and both of them will not stand for election at the AGM. The Board hereby withdraws the proposed resolutions in the Notice to onsider and approve the appointment of these two candidates.

The Company received notice from the Parent Company that it intended to nominate two new candidates to stand for election as director of the fourth session of the Board and supervisor of the fourth session of the Supervisory Committee at the AGM. Accordingly, the Additional Resolutions are proposed to be passed by the shareholders of the Company at the AGM.
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The board of directors (the "Board") of Guangshen Railway Company Limited (the
"Company") referred to the notice of the annual general meeting of the Company (the "AGM") dated 17 March 2005 (the "Notice"). In the Notice, resolutions to consider and approve, among others, the appointment of Mr. Li Peng as a director of the fourth session of the Board and Ms. Tan Jia as a supervisor of the fourth session of the supervisory committee of the Company (the "Supervisory Committee") were proposed to be passed by the shareholders of the Company at the AGM. The Company received notice from Guangzhou Railway (Group) Company, its controlling shareholder (the "Parent Company"), that Mr. Li Peng and Ms. Tan Jia have retired recently and both of them will not stand for election at the AGM. Accordingly, resolutions to consider and approve the appointment of Mr. Li Peng as a director of the fourth session of the Board (resolution numbered 14 in the Notice) and the appointment of Ms. Tan Jia as a supervisor of the fourth session of the Supervisory Committee (resolution numbered 21 in the Notice) are hereby withdrawn.

The Company received notice from the Parent Company that it intended to nominate Mr. Yang Jinzhong to stand for election as a director of the fourth session of the Board and Mr. Li Zhiming to stand for election as a supervisor of the fourth session of the Supervisory Committee at the AGM. Accordingly, two new resolutions to consider and approve the appointment of Mr. Yang Jinzhong as a director of the fourth session of the Board and the appointment of Mr. Li Zhiming as a supervisor of the fourth session of the Supervisory Committee (the "Additional Resolutions") are proposed to be passed by the shareholders of the Company at the AGM.

Biography of the new candidates is as follows:

Mr. Yang Jinzhong, aged 53, graduated from Harbin Electrician Institute and is an engineer. He joined the railway department in 1971 and had served in various managerial positions in Wuhan Railway Sub-administration. Mr. Yang joined the Company in August 2000 and had served as the manager of the Transportation Business Department of the


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Company and the Stationmaster of Shenzhen Station. He is currently the acting chairman of the Labour Union of the Company.

Mr. Yang does not have any relationship with any of the directors, senior management, substantial shareholders or controlling shareholders (each as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company. He does not have any interests or short positions in shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO")).

Mr. Yang's fee for acting as a director of the Company shall be determined by the Board following the remuneration policy to be approved by the shareholders of the Company in the AGM.

Save as above, Mr. Yang has confirmed that there is no matter that needs to be brought to the attention of the shareholders of the Company.

Mr. Li Zhiming, aged 44, graduated from the Party School of the CPC majoring in economics and management and is an accountant. He joined the railway department in 1981 and has over 20 years of experience in finance. He had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Mr. Li is currently the director of the Finance Office of Guangzhou Railway (Group) Company Changsha Railway Office.

Save as disclosed in the preceding paragraph, Mr. Li does not have any relationship with any of the directors, senior management, substantial shareholders or controlling shareholders (each as defined under the Listing Rules) of the Company. He does not have any interests or short positions in shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the SFO).

Mr. Li's fee for acting as a supervisor of the Company shall be determined by the Board following the remuneration policy to be approved by the shareholders of the Company in the AGM.

Save as above, Mr. Li has confirmed that there is no matter that needs to be brought to the attention of the shareholders of the Company.

The Company will issue a supplemental proxy form in respect of the Additional Resolutions.


By Order of the Board
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 26 April 2005



As at the date of this announcement, the executive directors of the Company are Wu


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Junguang, Li Kelie, Li Qingyun and Li Peng; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.